FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  March 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1	Name of the issuer
HSBC Holdings plc
2	Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities
(1) Ruth Harvey, spouse of K enneth Harvey (a person discharging managerial responsibilities) (2) Youssef Assaad Nasr
3	Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
Nil paid rights to acquire American Depositary Shares.
4	State the nature of the transactions
Acquisition/ provisional allotment of nil paid rights
5	Number of shares, derivatives or any other financial instruments relating to shares acquired
Nil paid rights to acquire HSBC Holdings plc American Depositary Shares (1) 5,416 (2) 166
6	Number of shares, derivatives or any other financial instruments relating to shares disposed
N/A
7	Price per share or value of transactions
Nil paid rights
8	Date and place of transactions
19 March 2009, New York
9	Date issuer informed of transactions
24 March 2009
10	Total holding following notification
Total number of Nil paid rights to acquire HSBC Holdings plc American Depositary Shares: (1) 5,416 (2) 166
11	Name of duly authorised officer/official of issuer responsible for making notification
Nicola Black, Assistant Group Company Secretary, 020 7991 2652
12	Date of notification
24 March 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                          ;                             Date: March 24, 2009